UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SINA CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao

New Wave MMXV Limited

7/F Sina Plaza

No. 8 Courtyard 10 West

Xibeiwang East Road

Haidian District, Beijing, 100193

People’s Republic of China

Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

June 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	Page	2	of	6	Pages

1	Name of Reporting Persons Charles Chao
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,238,956 ordinary shares
	8	Shared Voting Power 0 ordinary shares
	9	Sole Dispositive Power 9,238,956 ordinary shares
	10	Shared Dispositive Power 0 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,238,956 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%
14	Type of Reporting Person (See Instructions) IN

CUSIP No.	G81477104	Page	3	of	6	Pages

1	Name of Reporting Persons New Wave MMXV Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,444,386 ordinary shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,444,386 ordinary shares
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,444,386 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.	G81477104	Page	4	of	6	Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) constitutes Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2015 (the “Original Filing”) by each of Mr. Charles Chao and New Wave MMXV Limited (together with Mr. Charles Chao, the “Reporting Persons”), with respect to the ordinary shares, par value $0.133 per share (the “Shares”), of Sina Corporation, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at No. 8 SINA Plaza, Courtyard 10, the West, Xibeiwang E. Road, Haidian District, People’s Republic of China. Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Statement have the meanings ascribed to them in the Original Filing.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Charles Chao has ceased to control New-Wave Investment Holding Company Limited, a British Virgin Islands company, and thus no longer has beneficial ownership in Shares held by New-Wave Investment Holding Company Limited.

Up to the date of this filing, New Wave MMXV Limited disposed of, on the open market, an aggregate of 2,555,614 Shares, representing 3.6% of the Company’s total issued and outstanding Shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a)—(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Charles Chao and New Wave MMXV Limited to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Charles Chao beneficially owned 9,238,956 Shares, representing approximately 12.9% of the Company’s total issued and outstanding Shares. The 9,238,956 Shares beneficially owned by Mr. Charles Chao comprise (i) 8,444,386 Shares owned by New Wave MMXV Limited, (ii) 767,070 Shares held by Mr. Charles Chao, and (iii) 27,500 Shares issuable upon exercise of options exercisable within 60 days after the date of this filing.

The percentage of Shares beneficially owned by each Reporting Person is based on 71,421,480 Shares outstanding as of June 7, 2017 (excluding 9,606,576 Shares that have been repurchased but not cancelled) disclosed in an information statement furnished by the Company on Form 6-K to the Commission on June 8, 2017.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

CUSIP No.	G81477104	Page	5	of	6	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2017

CHARLES CHAO

/s/ Charles Chao

NEW WAVE XXMV LIMITED

By:	/s/ Charles Chao
Name: Charles Chao
Title: Director

CUSIP No.	G81477104	Page	6	of	6	Pages

SCHEDULE A

Directors and Executive Officers of New Wave MMXV Limited

The names of the directors and the names and titles of the executive officers of New Wave MMXV Limited and their principal occupations are set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Directors:
Charles Chao	Chairman of the board of director and chief executive officer of Sina Corporation	7/F Sina Plaza No. 8 Courtyard 10 West Xibeiwang East Road Haidian District, Beijing, 100193, People’s Republic of China	United States of America